Hogan Lovells International LLP Atlantic House Holborn Viaduct London EC1A 2FG T +44 20 7296 2000 F +44 20 7296 2001 www.hoganlovells.com

April 8, 2011

By Facsimile	Julie A. Lasso

Mark C. Shannon	Direct: 020 7296 5680
John Cannarella	julie.lasso@hoganlovells.com
Mark Wojciechowski
U.S. Securities and Exchange Commission	Our ref LASSOJA/2409934.1
Division of Corporation Finance — Office of Natural Resources	Matter ref H5944/00001
100 F. Street N.E.
Washington, DC 20549-7010

Re:	Harmony Gold Mining Company Limited Form 20-F for the year ended June 30, 2010 Filed October 25, 2010 Comment Letter dated April 1, 2011
Dear Mr. Shannon,
     We are in receipt of your letter of April 1, 2011 to our client Harmony Gold Mining Company Limited (the “Company”) asking that the Company respond to your inquiry within 10 business days or inform you of when the Company will provide you a response. Because the Company is in the midst of its quarterly report preparation which is followed by the interim audit, the Company will be able to provide a response on or before May 11, 2011. Thank you for your cooperation.
Kind regards,

Julie A. Lasso

cc:	Graham Briggs Marian van der Walt Michelle Kriel
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